Securities and Exchange Commission
File No. 000-27507
December 16, 2010

Auxilio, Inc.
26300 La Alameda Suite 100
Mission Viejo, CA 92691

December 16, 2010

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549

Re:	Auxilio, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010 Form 10-Q for the Quarterly Period Ended September 30, 2010 Filed November 12, 2010 File No. 000-27507

Ladies and Gentlemen:

Auxilio, Inc. (“Auxilio”), in connection with its filing of the above items, hereby makes the following responses to the Securities and Exchange Commission (the “SEC”) Staff’s comments to the Registration Statement made by letter dated December 07, 2010, which are keyed to correspond to the comments made in such letter.  For your ease of reference, each response is preceded by a reproduction of the corresponding request/comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements, page F-l

Note (1) Summary of Significant Accounting Policies. Page F-7

Revenue Recognition. Page F-8

1.
We have reviewed your response to prior comment 4 in our letter dated October 19, 2010. Although you indicate that manufacturer selling prices of copiers “vary greatly from transaction to transaction” based on several identified factors, you do not discuss if objective and reliable evidence of fair value for your equipment is available from third-party non-manufacturers, such as wholesalers, distributors, and/or retailers. Please tell us in sufficient detail why these selling prices of non-manufacturer equipment providers which may offer comparable equipment on a stand-alone basis, do not provide objective and reliable evidence of fair value for your equipment sales. Please also clarify why the price you pay to acquire the equipment from your vendors does not provide objective and reliable evidence of fair value.

Response:

In developing our revenue recognition policies, we considered ASC 605-25-30-7, which states “the best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis.”  ASC 605-25-30-9 further states that “the use of vendor specific objective evidence of fair value is preferable in all circumstances in which it is available.”  We do not sell equipment on a standalone basis, and therefore, the preferable method of determining fair value is not available to us.  We understand that ASC 605-25-30-9 also states that it is “acceptable” to use third-party evidence of fair value if vendor-specific objective evidence of fair value is not available.  However, our examination of the availability of third-party evidence of fair value did not appear to be reliable and objective.

We do not believe that reliable and objective evidence of fair value is available from third-party non-manufacturers, such as wholesalers, distributors, and/or retailers.  Our business strategy is to deal exclusively with new copier/MFD equipment, and to our knowledge, there is no legitimate sales channel for this equipment other than the manufacturers themselves.  We also considered the examples of third-party evidence of fair value provided in ASC 605-25-30-9.  We determined that our sales to similarly situated customers are neither reliable nor objective as each bundled sale that we deliver to our customers is specifically tailored to their unique situations and needs that are determined after a lengthy and thorough assessment.  We also determined that any competitor’s sales to similarly situated customers are neither reliable nor objective as limited pricing information is available to us and as pricing information that we have obtained in the past has varied significantly from vendor-to-vendor.

The price we pay to acquire the equipment from our vendors does not provide objective and reliable evidence of fair value to our hospital service customer because the prices offered to us by our vendor for the products in question are not the same as the price that would be offered to our hospital customers. We are acting in the capacity as wholesaler in these transactions, whereas our hospital customer is the end user. As such, we and our customers are not “similarly situated customers” as described in ASC 605-25-30-09.  Through our unique relationships with equipment manufacturers and our purchase volumes, we believe that have access to equipment pricing points that others do not.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4, Controls and Procedures, page 16

2.
In future filings, please disclose any change in your internal control over financial reporting that occurred during your fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please tell us whether there were any such changes during the quarter ended September 30, 2010.  Refer to item 308(c) of regulation S-K.

Response:

No change in our internal control over financial reporting occurred during our quarter ended September 30, 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  We confirm that will disclose in our future filings any changes in our internal control over financial reporting that materially affect, or are like to materially affect, our internal control over financial reporting.

Exhibits 31.1 and 31.2

3.
Please confirm that in the future filings your certifications will appear exactly as set forth in the Item 601 (b) (31) of Regulation S-K.  We note that you deleted a clause from paragraph 4(d) and deleted the word “the” from paragraph 5 of your certifications.  We also refer you to comment 16 of our August 23, 2010 letter and your September 17, 2010 response with regard to this issue.

Response:

We confirm that our certifications in future filings will appear exactly as set forth in Item 601(b)(31).

The Company acknowledges the following:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 614-0700.

Sincerely,

/s/ Paul Anthony
Paul Anthony
Chief Financial Officer